UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ENHERENT CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

293313102

(CUSIP Number)

Lori Stanley, Esq.

General Counsel

enherent Corp.

100 Wood Avenue South, Suite 116

Iselin, NJ 08830

Tel. No. (732) 321-1004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 6

CUSIP No. 293313102
1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas K. Mellinger
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 2,705,290(1)
	8	Shared voting power -0-
	9	Sole dispositive power 2,705,290(1)
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 2,705,290(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.1%(2)
14	Type of reporting person (see instructions) PN

CUSIP NO. 293313102	13D	Page 3 of 6

(1)	Includes 825,000 shares of Common Stock that may be acquired upon the exercise of outstanding stock options that may be exercised within 60 days of the date of this Statement.

(2)	Based upon 53,200,653 Shares outstanding after the issuance of 825,000 shares of Common Stock upon the exercise of outstanding stock options that may be exercised within 60 days of the date of this Statement.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D” or “Statement”) relates to the shares of common stock, par value $0.001 per share (“Common Stock” or “Shares”) of enherent Corp., a Delaware corporation (“enherent” or the “Company”). The principal executive offices of enherent are located at 100 Wood Avenue South, Suite 116, Iselin, New Jersey 08830.

Item 2.	Identity and Background.

(a)-(c), (f). This Statement is being filed by Douglas K. Mellinger (“Mr. Mellinger”). Mr. Mellinger is a director of enherent, whose business address is c/o enherent Corp., 100 Wood Avenue South, Suite 116, Iselin, New Jersey 08830. Mr. Mellinger is the Vice Chairman of Foundation Source, a philanthropic solutions company, whose address is 55 Walls Drive, Fairfield, Connecticut 06824. Mr. Mellinger is also a director of EDGAR Online, Inc., a provider of business and financial information whose address is 50 Washington Street, 11th Floor, Norwalk, Connecticut 06854.

(d) During the last five years, Mr. Mellinger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Mellinger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The outstanding stock options to acquire shares that are exercisable within 60 days of the date of this Statement were issued to Mr. Mellinger in connection with his service as a director or officer of the Company. The remaining 1,880,290 Shares were purchased by Mr. Mellinger for investment purposes with his own funds.

Item 4.	Purpose of Transaction.

Due to the scheduled vesting on September 14, 2010 of outstanding stock options to acquire 71,429 Shares, as of the date of this Statement Mr. Mellinger became the beneficial owner of 2,705,290 Shares, which includes 825,000 Shares that may be acquired upon the exercise of outstanding stock options that may be exercised within 60 days of the date of this Statement.

CUSIP NO. 293313102	13D	Page 4 of 6

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Statement, Mr. Mellinger beneficially owns 2,705,290 Shares, which includes 825,000 Shares that may be acquired upon the exercise of outstanding stock options that may be exercised within 60 days of the date of this Statement, representing 5.1% of Shares outstanding, which percentage was calculated by dividing the sum of (i) the 2,705,290 Shares beneficially owned by Mr. Mellinger by (ii) the sum of (A) 52,375,653 Shares outstanding, as reported on the Company’s Quarterly Report on Form 10-Q filed May 14, 2010, and (B) the 825,000 Shares that Mr. Mellinger may acquire upon the exercise of outstanding stock options that may be exercised within 60 days of the date of this Statement.

(b) The information contained in table form in Rows 7 through 11 on page 2 hereof, which relates to beneficial ownership, voting and disposition of Shares, is hereby incorporated by reference. Mr. Mellinger has the sole power to vote and dispose of the 2,705,290 Shares beneficially owned by him.

(c) On May 20, 2010, the Company awarded to Mr. Mellinger an option to purchase 50,000 shares of Common Stock at the exercise price of $0.0095 per Share. The option vested as to 25,000 Shares on May 20, 2010 and 25,000 Shares will vest on May 20, 2011. This grant was an annual stock option award pursuant to the Company’s 2005 Stock Incentive Plan in connection with Mr. Mellinger’s service as a director of the Company.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Mellinger and the Company are party to that certain Non-Qualified Stock Option Agreement dated September 14, 2004 (the “Stock Option Agreement”), as amended by that certain Amendment to Non-Qualified Stock Option Agreement dated December 31, 2005 (the “Amendment”), pursuant to which the Company awarded stock options to Mr. Mellinger to purchase up to 500,000 Shares in connection with Mr. Mellinger’s service as Vice Chairman of the Company commencing on September 14, 2004 and his retirement from such office on December 31, 2005. The foregoing description of the Stock Option Agreement and the Amendment are qualified in their entirety by reference to the full texts of such agreements.

Pursuant to the enherent Corp. 2005 Stock Incentive Plan, as amended and restated as of May 22, 2008, Mr. Mellinger receives awards of Share-based compensation from time to time in connection with his service as a director of the Company.

Other than the Stock Option Agreement, the Amendment, and the stock incentive plan, there are no present contracts, arrangements, understandings or relationships (legal or otherwise)

CUSIP NO. 293313102	13D	Page 5 of 6

among the person named in Item 2 and between such person and any other person, with respect to the securities of the Company including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

7.1	Non-Qualified Stock Option Agreement dated September 14, 2004 by and between the Company and Douglas Mellinger (Incorporated by reference to Exhibit 10.4 of the Company’s Form 10-Q filed November 15, 2004).

7.2	Amendment to Agreement by and between the Company and Douglas K. Mellinger dated as of December 31, 2005 (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed January 6, 2006).

7.3	2005 Stock Incentive Plan, adopted June 2, 2005, including forms of Grant Agreements (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed June 7, 2005).

7.4	2005 Stock Incentive Plan, as amended and restated as of May 22, 2008 (Incorporated by reference to Annex A of the Company’s Definitive Proxy Statement filed April 22, 2008).

CUSIP NO. 293313102	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOUGLAS K. MELLINGER

By:	/s/ Douglas K. Mellinger

Dated: July 22, 2010